October 14, 2005

Karen J. Garnett
Geoffrey Ossias
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-4561

VIA EDGAR AND BY HAND

Re:   Cogdell Spencer Inc.
Amendment No. 3 to Registration Statement on Form S-11
File No. 333-127396

Dear Ms. Garnett/Mr. Ossias:

Enclosed for your review is a marked copy of Amendment No. 3 to the Registration Statement on Form S-11 (Registration No. 333-127396), which was filed today by Cogdell Spencer Inc. (the “Company”) via EDGAR, reflecting all changes made to the document since the Company’s filing on October 11, 2005.

We respectfully request that additional comments in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Andrew Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Andrew S. Epstein

Andrew S. Epstein

Enclosures

cc:   Daniel Gordon
Kristina Beshears
James W. Cogdell
Frank C. Spencer
Jay L. Bernstein
Gilbert G. Menna
Eric J. Graham